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                                  May 24, 2006



Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                Re:  Stericycle, Inc.
                     Form 10-K for the fiscal year ended December 31, 2005 Filed March 6, 2006
                     File No. 0-21229

Dear Ms. Shah:

         I am writing on Stericycle's behalf in response to your letter of May 12, 2006 to Mark C. Miller, Stericycle's President and Chief Executive Officer, conveying the staff's comments on our Form 10-K for the fiscal year ended December 31, 2005.

         For your convenience, I have repeated each of the staff's comments before our response to the comment.

     1. We note that in November 2005, you reached a preliminary settlement for the 3CI class action litigation by minority shareholders of 3CI and 3CI, which was approved by the court on March 14, 2006. Specifically, you agreed to pay $32.5 million cash to
         o  Settle all claims in the Louisiana and Texas litigation;
         o Cancel and/or acquire all of the shares of the 3CI common stock held by members of the plaintiff class; and
         o  Pay court-approved administrative expenses and legal fees.
         We note that you have recognized the entire $32.5 million cash settlement as a non-operating expense. Article 5-03(b)(8) and (9) of Regulation S-X defines non-operating expenses as amounts related to interest expense, debt discount amortization, losses on securities, and miscellaneous income deductions. For the portion of the cash settlement that relates to the settlement of the claims and administrative expenses and legal fees, please amend your Form 10-K to restate your consolidated statements of income to reclassify the expenses within income from operations, or tell us the authoritative literature that supports your non-operating classification.

         The 3CI class action litigation was predicated on claims that the minority shareholders had been harmed by our control of 3CI and that our alleged self-dealing had unjustly enriched

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Stericycle at 3CI's expense with a view to depressing the price of 3CI stock. We considered these claims to be without merit (and continue to do so), and we agreed to a settlement simply to avoid the expense and uncertainty of a trial in what we viewed as a hostile forum. The total cost of the settlement was $38.378 million, which included $5.878 million in legal fees and $1.897 million allocated to the shares of 3CI common stock to be transferred to us upon final approval of the settlement. We believe that our treatment of $36.481 million of the settlement as a non-operating expense was reasonable and appropriate.

         We do not believe that Rules 5-03(b)(8) and (9) of Regulation S-X limit items of non-operating expense solely to the items listed. If they did, however, we believe that the $36.481 million that we treated as a non-operating expense should be viewed as a "loss on securities" within the meaning of clause (a) of the first sentence of Rule 5-03(b)(9), because the settlement was entered into to protect our investment in 3CI. We note that other U.S. generally accepted accounting principles do not address the components of non-operating income or provide criteria for their determination.

         The 3CI class action litigation did not relate to our operations, and it was not the type of litigation that might be expected to arise in the normal course of operations. We believed that it would be misleading to investors to include the $36.481 million expense in our operating income because of the resulting distortion in future year-to-year comparisons of operating income. For example, if the $36.481 million expense were included in our operating income, our operating income for 2005 would be reduced from $168.355 million to $131.874 million. If our operating income for 2005 otherwise remains unchanged for 2006, a year-to-year comparison of our operating income would show a 27.6% increase when really there had been no growth at all.

         We present minority interest expense related to our majority-owned subsidiaries below income from operations, as required by Rule 5-03(b)(12) of Regulation S-X. We believe that, consistent with this presentation, our settlement with the minority shareholders of 3CI should also be presented below income from operations.

         In recording this expense as a non-operating expense, we determined that it was not an extraordinary expense under GAAP; but in view of the magnitude of the amount and its unusual and non-recurring nature, we considered it appropriate to report it as a separate line item below income from operations. We described the nature of the 3CI settlement in Note 15 to our consolidated financial statements.

     1. For the portion of the cash settlement that will be used to acquire minority equity interest in 3CI, it is unclear to us why you expensed this portion of the settlement instead of applying the guidance set forth in paragraph 14 of SFAS 141. Please tell us the following:
         o The portion of the cash settlement that will be used to purchase the minority interest shares of 3CI common stock;
         o The percent of equity interest in 3CI purchased through the legal settlement; and
         o How you determined the fair value of the 3CI common stock purchased as part of the legal settlement.
         Please amend your Form 10-K to restate your consolidated financial statements to reflect the acquisition of the non-controlling equity interests in 3CI from the legal settlement in accordance with the guidance set forth in SFAS 141, paragraphs 14 and A5-A7. Otherwise, please tell us the authoritative literature that supports your accounting for the acquisition of the non-controlling equity interests in 3CI.

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         We accounted for the acquisition of the 3CI common stock held by the plaintiff class under purchase accounting. We determined that the fair value of this stock was $1.897 million, and accordingly, we allocated $1.897 million of the $38.378 million settlement cost to this stock, which was to be transferred to us (and was in fact transferred) upon the court's final approval of the settlement, which occurred on March 14, 2006.

         We determined that 3,161,107 shares of 3CI common stock would be transferred to us upon the court's final approval of the settlement. These shares represented 18.07% of 3CI's common stock on a fully-diluted basis, taking into account the 1-for-1 conversion of our 7,750,000 shares of 3CI preferred stock as part of the settlement.

         We used $0.60 per share to value the 3,161,107 shares. A value of $0.60 per share was consistent with the trading price of 3CI common stock during the months preceding the settlement in November 2005 and is the value that was allocated as "purchase consideration" by the court for purposes of determining the distribution of settlement proceeds between members of the plaintiff class who sold their shares of 3CI stock during the class period and those who continued to hold their shares as of the date of the court's final approval of the settlement.

     2. We note that during fiscal year 2006 you also have acquired the remainder of the non-controlling equity interests in 3CI that were not acquired as part of the legal settlement through a "short-form merger under Delaware law." Please tell us how you intend to account for the acquisition of these shares of 3CI stock, the percentage of 3CI's equity interest purchases, and the purchase of price of this equity interest.

         We estimate that during the second and third quarters of 2006, a maximum of 405,000 shares of 3CI common stock will be acquired pursuant to the short-form merger, which took place on April 24, 2006. These shares represent about 2.3% of 3CI's (formerly) outstanding shares on a fully-diluted basis. The merger consideration is $0.60 per share, and we anticipate that the total amount to be paid will be $0.243 million. We intend to account for these shares using the purchase method of accounting in accordance with SFAS 141.

     3. We note that you have classified $1.4 million for the impairment of the unamortized portion of the license fee intangible asset and the $0.4 million for the license agreement settlement as non-operating expenses. Per paragraph 25 of SFAS 144, the impairment of the intangible asset is to be recognized within income from operations. As for the license agreement, it appears to relate to the operations of your business. Furthermore, it does not appear that the legal settlement expense meets the definition of a non-operating expense per Article 5-03(b)(8) and
         (9) of Regulation S-X. As such, it is unclear to us how you determined to classify the $1.8 million for the legal settlement and related expense as non-operating expenses. Please amend your Form 10-K to restate your consolidated statements of income to reclassify the impairment and legal settlement within income from operations, or tell us the authoritative literature that supports your non-operating expenses classification.

         Our rationale for treating as a non-operating expense the $1.823 million that we recorded as "Licensing legal settlement" on our consolidated income statement was that it did not relate to our operations and that this treatment was consistent with our treatment of the 3CI settlement payment. The effective termination of the license agreement by reason of the arbitrator's award in the arbitration proceedings was unrelated to our operations. We had not sold any licensed products and had undertaken only preliminary steps to do so when we determined to seek rescission of the license agreement and repayment of the $1.8 million license fee that we had paid.

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         If, however, in accordance with SFAS 144, the $1.823 million that we recorded as "Licensing legal settlement" on our consolidated income statement should properly have been recorded in operating income, we would respectfully submit that the amount involved does not warrant a restatement of our consolidated income statement to reclassify the expense. The $1.823 million in question is not a material amount as it represents only 0.3% of our revenues for 2005 (and an even smaller amount on an after-tax basis), and if reclassified, the expense would increase our total costs and expenses by just 0.4%. A reclassification would not affect our income before income taxes, net income or earnings per share.

     4. Based on the above comments requesting you to amend your Form 10-K for the fiscal year ended December 31, 2005, please address the following items:
         o If you conclude that your prior filing should be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
         o Please tell us when you will file your amended form 10-K. We remind you that when you file your amended Form 10-K, you should appropriately address the following [omitted]:

         We acknowledge the requirements of Item 4.02(a) of Form 8-K. We also acknowledge the staff's reminder of the points to be appropriately addressed if and when we file an amended Form 10-K. In addition, we acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you require any additional information or have any further questions, please advise me. My direct telephone number is (847) 607-2051.


                                          Very truly yours,

                                      /s/ Frank J.M. ten Brink

                                          Frank J.M. ten Brink
                                          Executive Vice President
                                            and Chief Financial Officer

FtB/rdt
cc:      Ms. Tracy Houser, Staff Accountant